Kingswood Capital Markets

17 Battery Place, Suite 625

New York, New York 10004

April 27, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Alfi, Inc.
Registration Statement on Form S-1
File No. 333-251959

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Kingswood Capital Markets, division of Benchmark Investments, Inc., in its capacity as representative of the underwriters, pursuant to that certain registration statement on Form S-1, File No. 333-251959 (the “Registration Statement”) of Alfi, Inc. (the “Company”), we wish to advise you that we hereby join with the Company’s request that the effective date of the Registration Statement be accelerated so that the same will become effective at 5:00 P.M., Eastern Time, on April 29, 2021, or as soon as practicable thereafter.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Respectfully,

KINGSWOOD CAPITAL MARKETS,
division of Benchmark Investments, Inc.

By:	/s/ Sam Fleischman
Name:	Sam Fleischman
Title:	Supervisory Principal